EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 20, 2006
LJ INTERNATIONAL BOOKS A RECORD $22 MILLION
IN NEW ORDERS AT LAS VEGAS JCK SHOW
HONG KONG and LOS ANGELES, June 20, 2006 — LJ International, Inc. (LJI) (Nasdaq/NM: JADE), one of the fastest-growing jewelry companies in the world, today reported that it has booked new orders of approximately $22 million, to be recognized over the next six months, as a result of its appearance at this month’s JCK Show held in Las Vegas. The order volume represents a new JCK Show record for LJI.
The JCK Show, one of the leading exhibitions in the global jewelry business, was held June 3 through June 7 in Las Vegas. LJI’s order volume at the 2006 show was approximately 10% above the $20 million it booked at JCK-Las Vegas in 2005, and approximately 29% above the $17 million it booked in 2004.
Yu Chuan Yih, LJI’s Chairman and CEO, commented: “The annual JCK show is a growing source of new orders for LJI and a major indicator of future growth in the global jewelry industry. Our strong performance at this year’s JCK show indicates that the growth in our core wholesale business remains robust and should meet or beat our expectations for 2006. We also were very pleased to experience very strong interest in our latest diamond and gold lines which were first launched at this Show. Our two prong growth strateg
y of increasing our wholesale business in the U.S. while expanding on our position as the largest foreign branded jewelry retailer in China is continuing to exceed all of our internal expectations and should result in another record year for LJI.”
In the latest reporting quarter, ending March 31, 2006, LJI reported revenues of $24.16 million, up 39% from $17.44 million in the first quarter of 2005. Net income in the latest quarter was $322,000, or $0.02 per fully diluted share, up 29% from $249,000, also $0.02 per fully diluted share, in the first quarter of 2005. The Company noted that net income for the first quarter of 2006 would have been $872,000, or $0.05 per fully diluted share, if start-up costs for new ENZO stores are excluded.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.

About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/NM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement:
Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
# # #